UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SoundBite Communications, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

836091108
(CUSIP Number)

December 31, 2010
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 836091108	13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Emancipation Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 959,369
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 959,369
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 959,369
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 836091108	13G	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Emancipation Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 959,369
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 959,369
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 959,369
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 836091108	13G	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Emancipation Capital Master, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 959,369
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 959,369
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 959,369
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON** CO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 836091108	13G	Page 5 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Charles Frumberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 959,369
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 959,369
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 959,369
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 836091108	13G	Page 6 of 7 Pages

This Amendment No. 2 (this "Amendment") amends the statement on Schedule 13G filed on October 22, 2009 as amended by Amendment No. 1 to the Schedule 13G filed on February  12, 2010(the "Original Schedule 13G" as amended by this Amendment the "Schedule 13G"), with respect to shares of common stock, par value $0.001 per share (the "Common Stock"), of SoundBite Communications, Inc. (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13G. This Amendment amends and restates Item 4 in its entirety as set forth below.

Item 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of the filing date, each Reporting Person may be deemed the beneficial owner of 959,369 Shares.

Emancipation Capital, LLC, acts as the general partner of Emancipation Capital and has voting and dispositive power over the securities held by Emancipation Capital. The managing member of Emancipation Capital LLC is Mr. Frumberg. Emancipation Management LLC acts as the investment manager of Emancipation Master Ltd. The managing member of Emancipation Management is Mr. Frumberg. Each of the Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Persons' management and control.

(b)	Percent of class:

Approximately 5.9% as of the filing date, based on the Company's Form 10-Q filed November 4, 2010 for the period ended September 30, 2010, there were 16,369,070 Shares issued and outstanding as of November 1, 2010.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 959,369 Shares

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition of: 959,369 Shares

CUSIP No. 836091108	13G	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  January 21, 2011

EMANCIPATION CAPITAL, LP
By: Emancipation Capital, LLC, its
general partner

By:	/S/ CHARLES FRUMBERG
Name: Charles Frumberg
Title: Managing Member

EMANCIPATION CAPITAL MASTER LTD.

By:	/S/ CHARLES FRUMBERG
Name: Charles Frumberg
Title: Director

EMANCIPATION CAPITAL, LLC

By:	/S/ CHARLES FRUMBERG
Name: Charles Frumberg
Title: Managing Member

CHARLES FRUMBERG

/S/ CHARLES FRUMBERG